Exhibit 99.1

INTER-OFFICE MEMO

To:	Shareholders of PCL Employees Holdings Ltd.

From:	Ross Grieve

Date:	November 2007

Re:	Fiscal 2007 Financial Performance

Strictly Confidential

To assist you in your short term financial planning, we expect dividends paid in February 2008 will be in the range of $7.50 to $8.50 Canadian per share.

The final effect of our 2007 earnings on share value and dividends will not be finally determined until late January 2008.

There is an ongoing need to balance the equity in our company, through retention of earnings and selling of new shares to existing and new shareholders, with the optimum amount of capital required to run the business. As such, the amount of earnings retained in the company and the size of the annual offering of shares to employee shareholders may be adjusted from previous levels to accomplish this goal.

Yours truly,

/s/ Ross Grieve
Ross Grieve
President
Chief Executive Officer
PCL Employees Holdings Ltd.